

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2022

Charles Wesley
Chief Financial Officer
Kolaboration Ventures Corporation
183 Main Street
Rio Vista, California 94571

> **Re: Kolaboration Ventures Corporation**
> **Offering Statement on Form 1-A**
> **Filed January 31, 2022**
> **File No. 024-11791**

Dear Mr. Wesley:

    We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Management's Discussion and Analysis of Kolaboration Ventures Corporation, page 51

1.   Regarding your Reorganization / Roll-up Transaction that became effective on October 1, 2021, explain to us, in reasonable detail, how you considered providing pro forma financial information in your filing reflecting this transaction pursuant to Article 11 of Regulation S-X, which requires pro forma financial information when events occur for which disclosure of pro forma financial information would be material to investors. Please refer to Part F/S of Form 1-A and Sections 3140 and 3160 of the Division of Corporate Finance Financial Reporting Manual ("FRM") that include guidance and an illustrative list of events that could trigger reporting of pro forma financial information. Please revise to include pro forma financial statements and financial information as appropriate. In doing so, please disclose pro forma adjustments that give effect to the different cost structure and tax treatment applicable to the Corporation from those applicable to the predecessor entity, an LLC, or tell us why such presentation and

disclosures are not applicable. Please revise your MD&A disclosures to quantify and discuss the expected change in your tax and cost structure subsequent to the Roll-up Transaction.

2. Regarding the Pacific Reserve Acquisition discussed on page 48, provide us with your analysis to determine whether this acquisition is considered probable and therefore, historical financial statements or pro forma financial statements should be included in your filing. Refer to Rules 3-05, 8-04, 8-05 and Article 11 of Regulation S-X as applicable in your response. Please include the impact of this transaction in the pro forma financial statements. In addition, please provide a detailed discussion of how you will account for this reorganization transaction and cite the specific authoritative literature you utilized to support your accounting treatment. Please revise your MD&A to discuss the expected effect of this acquisition on your future results of operations.

Financial Statements
Note 14: Events (Unaudited) Subsequent to the Date of the Independent Auditor's Report , page F-33

3. We note that on January 4, 2022 KVC effected a 20:1 forward stock split. Please revise your financial statements and financial data throughout the filing to give retroactive effect of the forward stock split in accordance with ASC 260-10-55-12, 505-10-S99-4 and SAB Topic 4C.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Ibolya Ignat at 202-551-3636 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Valerie D. Bandstra